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MEMORANDUM OF UNDERSTANDING

        This Memorandum of Understanding ("Memorandum") is entered into by and among (i) plaintiff James Biglan ("plaintiff"); (ii) The Rottlund Company ("Rottlund" or the "Company"); and (iii) the directors of Rottlund named as individual defendants (the "Individual Defendants") (collectively with Rottlund the "defendants") in the action captioned James Biglan v. David H. Rotter, et al., File No. 02-1211, before the Hennepin County District Court in Minneapolis, Minnesota (respectively, the "Action" and the "Court").

        WHEREAS:

        A.        Plaintiff is and has been at all relevant times the owner of common stock of the Company.

        B.        Defendant Rottlund is a Minnesota corporation with its principal executive offices located in Roseville, Minnesota.

        C.        On January 24, 2002, Rottlund commenced a tender offer for all of its outstanding common stock not beneficially owned or controlled by defendants David H. Rotter and Bernard J. Rotter, the Company's majority shareholders, pursuant to which Rottlund's public shareholders would receive $9.00 per share in cash (the "Tender Offer"). The Tender Offer will be followed by a merger in which any remaining publicly-held shares of Rottlund will be exchanged for the same consideration (the "Merger")(collectively, the Tender Offer and the Merger are hereinafter referred to as the "Transaction"). Once the Transaction is completed, Rottlund will be a private company 100% beneficially owned or controlled by David H. Rotter and Bernard J. Rotter.

        D.        In conjunction with the Tender Offer, Rottlund filed a Schedule TO with the Securities and Exchange Commission (the "SEC") on January 24, 2002 (the "Tender Offer Statement").

        E.        The complaint (the "Complaint") in the Action was filed on or about January 31, 2002, on behalf of all persons except the defendants who owned Rottlund common stock. The Complaint generally alleges that defendants had breached their fiduciary duties owed to Rottlund's public shareholders by (1) failing to take steps to maximize shareholder value prior to commencing the Tender Offer; and (2) failing to provide Rottlund's public shareholders with material information concerning the Tender Offer so that the Company's shareholders could make a fully informed decision on whether to tender their shares or seek appraisal. Plaintiff sought, among other things, to enjoin consummation of the Tender Offer until curative disclosures were made.

        F.        Shortly after filing the Complaint, plaintiff filed a Notice of Motion, a Motion for a Preliminary Injunction, and a Memorandum of Law in support of his Motion for a Preliminary Injunction. On or about February 13, 2001, defendants filed a Memorandum of Law in Opposition to Plaintiff's Motion for a Preliminary Injunction. A hearing before the Court on the Motion for a Preliminary Injunction was scheduled for February 14, 2002.

        G.        Beginning on or about February 8, 2002, and continuing until the date hereof, counsel for the parties engaged in arm's length discussions and negotiations in an effort to settle this litigation.

        H.        On February 13, 2002, the Company filed with the SEC an amendment to the Tender Offer Statement on Schedule TO (the "Amended Statement") which effectively mooted plaintiff's breach of fiduciary duty claim based upon insufficient disclosure.

        I.        On February 14, 2002, plaintiff withdrew his Motion for a Preliminary Injunction in light of the Amended Statement. The parties continued arm's length discussions and negotiations concerning a possible resolution of the Action.

        J.        Plaintiff and defendants in this Action have concluded that the terms contained in this Memorandum are fair and adequate to both the Company and the Class (as defined below) and that it is reasonable to pursue a settlement of the Action based upon the terms outlined herein.

        NOW, THEREFORE, the parties to the Action have reached an agreement providing for the settlement of the Action on the terms and subject to the conditions set forth below (the "Settlement"):

        1.        Rottlund will increase the consideration to be paid for the common shares in the tender offer and the merger from $9.00 per share to $9.15 per share in exchange for plaintiff's agreement to settle the Action, as outlined herein.

        2.        Defendants were aware of the allegations made in the Complaint and the Motion for Preliminary Injunction filed in the Action in filing the Amended Statement.

        3.        The parties to the Action will use their best efforts to agree upon, execute, and present to the Court as soon as practicable, but no later than by March 4, 2002, a Stipulation of Settlement and such other documentation as may be required in order to obtain prompt approval by the Court of the settlement and release of the Action, upon the terms set forth in this Memorandum. The Stipulation of Settlement will expressly provide, among other things, (a) for certification of a settlement class of all Rottlund shareholders (except the defendants and except the Rottlund Shareholders who exercise any available dissenters' rights under Minnesota law) and their successors in interest and transferees, immediate and remote, from January 22, 2002 through and including the closing of the Merger (the "Class"); (b) for entry of a judgment dismissing the Action "with prejudice," on the merits, and without costs to any party except as expressly provided herein; (c) for a complete, final release and settlement of all claims, whether known or unknown, whether asserted directly, derivatively, representatively or in any other capacity, against Rottlund, each member of the Rottlund board of directors, and any of their past, present or future officers, directors, employees, agents, attorneys, associates, parents, subsidiaries, predecessors, successors, affiliates, financial advisors, investment bankers, auditors, general and limited partners or partnerships, families, heirs, executors, trustees, personal representatives, estate or administrators and all other persons and entities which have been, or could have been, asserted relating to the Transaction or the allegations that are the subject of the Action or which have been, or would have been or could be asserted relating to all documents filed by the defendants with the SEC with respect to any of the foregoing transactions; (d) that plaintiff and all members of the Class, or any of them, are barred and enjoined from commencing, prosecuting, instigating, or in any way participating in the commencement or prosecuting of any action asserting any of the claims hereby released, either directly, derivatively, representatively, or in any other capacity, against any of the defendants; (e) that defendants have denied and continue to deny that they have committed or threatened to commit any violations of law or breaches of duty to the plaintiff, the Class or anyone; and (f) that the defendants are entering into the Stipulation because the proposed Settlement as described above would eliminate the burden and expense of further litigation and would facilitate the consummation of the Tender Offer and the Merger which is in the best interests of plaintiff and the Class.

        4.        The parties to the Action will present the Settlement to the Court for hearing and approval as soon as practicable following appropriate notice to shareholders and will use their best efforts to obtain final Court approval of the Settlement, certification of the Class, and release and dismissal of the Action with prejudice, on the merits, as against plaintiff and the Class and without awarding costs to any party (pursuant to paragraph 3 above, and except as provided in paragraph 6 below).

        5.        The consummation of the Settlement is subject to (a) by March 4, 2002 the completion by plaintiff's counsel of appropriate document discovery in the Action reasonably satisfactory to plaintiff's counsel to determine the fairness of the proposed Settlement; (b) the drafting and execution of a formal Stipulation of Settlement (and other such documentation as may be required to obtain final Court approval of the Settlement); (c) the consummation of the Tender Offer; (d) final Court approval of the Settlement including certification of the Class (and the exhaustion of possible appeals, if any) and the dismissal of the Action by the Court with prejudice, on the merits, and without awarding costs to any party (pursuant to paragraph 3 above, and except as provided for in Paragraph 6 below); (e) no other action is pending challenging the Transaction or the transactions encompassed in this Settlement;

and (f) no order has been entered by any Court of competent jurisdiction restraining or enjoining or attempting to restrain or enjoin the Tender Offer or the Merger. This Memorandum shall be null and void and of no force and effect should any of the above conditions and provisos not be met; in such event this Memorandum shall not be deemed to prejudice in any way the positions of the parties with respect to the Action nor entitle any party to recovery of costs or expenses incurred to implement this Memorandum.

        6.        Upon final Court approval of the Settlement and the dismissal of the Action by the Court with prejudice, plaintiff's counsel intend to apply to the Court for an award of attorneys' fees and out-of-pocket expenses. The parties shall continue to negotiate in good faith in an effort to agree to a maximum amount for such an award if such agreement is reached, defendants will not oppose that application, with such award to be paid by Rottlund or its successor(s) in interest in the amount awarded by the Court to Schiffrin & Barroway, LLP, as receiving agent for plaintiff's counsel (which includes but is not limited to Zimmerman Reed P.L.L.P.). If the parties are unable to agree to the maximum amount of such an award, plaintiff's counsel may make an application for an award of attorneys' fees and expenses in any amount plaintiff's counsel determines to be appropriate under the circumstances and all of defendants' rights to object to, or otherwise oppose, such an application shall be reserved. Any award of attorneys' fees, costs and expenses by the Court to plaintiff's counsel shall not be final or payable unless and until the Order and Final Judgment dismissing this Action shall be finally affirmed on appeal or by lapse of time or otherwise shall not be subject to appeal.

        7.        Rottlund shall pay costs and expenses incurred in providing notice of the Settlement to the Class regardless of whether the Settlement is consummated. Defendants or their designated agent shall administer such notice. Except as expressly provided herein, plaintiff and the Class shall bear their own fees, costs and expenses and no defendant shall assert any claim for expenses, costs and fees against any plaintiff.

        8.        This Memorandum may be executed in counterpart by any of the signatories hereto, and as so executed shall constitute one agreement.

        9.        This Memorandum and the Settlement contemplated by it shall be governed by, and construed in accordance with the laws of the State of Minnesota.

        10.      This Memorandum may be modified or amended only by a writing signed by the signatories hereto.

        11.      Plaintiff and his counsel represent and warrant that they have not assigned, encumbered or in any manner transferred in whole or in part any claim or cause of action referred to in this Memorandum and they have no knowledge of any person, firm, corporation, or government entity that has or is claiming any lien, right of subrogation, or other interest or right to share in the proceeds or any actual or potential recovery by reason of any claim not being released or discharged by the Settlement.

        12.      All parties agree that, whether or not the Settlement is consummated, this Memorandum and the agreements that are contained herein will not be introduced into evidence or used in any way in connection with any subsequent proceeding in this Action or otherwise.

DATED: February 18, 2002

SCHIFFRIN & BARROWAY, LLP
/s/ MARC A. TOPAZ Marc A. Topaz Three Bala Plaza East, Suite 400 Bala Cynwyd, PA 19004 (610) 667-7706
and
ZIMMERMAN REED, P.L.L.P. Carolyn G. Anderson (#275712) 651 Nicollet Mall, Suite 501 Minneapolis, Minnesota 55402 (612) 341-0400
Counsel for Plaintiff and the Class
GRAY, PLANT, MOOTY, MOOTY & BENNETT, P.A.
/s/ CHARLES K. MAIER James S. Simonson (#101333) Charles K. Maier (#230315) 3400 City Center 33 South Sixth Street Minneapolis, Minnesota 55402 (612) 343-2842
Counsel for Defendants The Rottlund Company, Inc., David H. Rotter and Bernard J. Rotter
GREENE ESPEL, P.L.L.P.
/s/ NANCY E. BRASEL Andrew M. Luger (#189261) Nancy E. Brasel (#266851) 333 South Seventh Street, Suite 1700 Minneapolis, Minnesota 55402 (612) 373-0830
Counsel for Defendants Todd M. Stutz, Scott D. Rued, and Dennis J. Doyle

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MEMORANDUM OF UNDERSTANDING